

Mail Stop 4720

July 13, 2016

Robert A. Lerman
President and Chief Executive Officer
Opportunity Acquis Corp.
903 Clydesdale Drive
Bear, DE 19701

   Re: Opportunity Acquis Corp.
     Registration Statement on Form 10
     Filed June 16, 2016
     File No. 000-55651

Dear Mr. Lerman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

Registration Statement Cover Page

2.   Please revise the registration statement cover page to provide the address for your principal executive offices. In this regard, it is unclear how management could undertake the company's plan of operation without use of a physical location.

Item 1. Business: Proposed Business, page 2
General, page 2

3.   Your disclosure on page 1 indicates that your primary purpose is to provide a method for a private company to become an SEC reporting company and that becoming a reporting company is a "significant step" in the process to have a class of stock that is publicly traded. Please revise to explain why it is a significant step. In your disclosure, please address your obligation to file a current report on Form 8-K containing the information, including financial information, that would be required in a registration statement on Form 10 regarding the surviving entity.

Competition, page 4

4.   Please revise to discuss the competitive business conditions for shell companies in search of a merger partner. In this regard, please discuss whether factors, such as the size of your shareholder base, your financial resources, or lack of quotation for your stock, impact your ability to locate a merger partner and negotiate the post-merger equity stake retained by your shareholders.

Acquisition Candidates…, page 5

5.   We refer to the third paragraph under the heading. Please tell us which "offering" you reference.

Item 1A. Risk Factors, page 6
7. Disclosure to Shareholders upon an Acquisition, page 7

6.   We refer to the first sentence under the heading. Please revise to explain the meaning of "fair disclosure" and whether this is a legal standard.   Also explain to us whether there are material risks associated with asking shareholders to vote on acquisitions absent provision of fair disclosure information or the documentation that you reference.

8. Company has No Record of Earnings or Operations, page 8

7.   Please revise the risk factor to highlight and explain that your auditors have expressed substantial doubt about your ability to continue as a going concern.

11.   Additional Financing May Be Necessary, page 8

8.   Please revise your disclosure to discuss the implications of "blue sky" laws and Rule 419.

Item 2C. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consideration regarding Forward-Looking Disclosures, page 14

9.   Please tell us, and revise as appropriate, to explain how the real estate market in Connecticut could impact your business.

Item 5. Directors and Executive Officers, page 15

10.   We refer to your disclosures on page 16 concerning the business experience of your officers and directors. Please revise to identify all referenced companies and organizations where the business experience occurred during the past five years.

11.   We note your disclosure that your Board members have elected not to serve on the audit committee. Please revise this section to:
- Clarify that your audit committee is not a board committee;
- Identify the "applicable SEC and NASDAQ" rules that you reference and explain to us how Mr. Kaufman meets those rules given your disclosure that he is not a member of the board of directors; and
- Clarify, if true, that your board members retain responsibility for oversight of the four functions listed in the bullet points on page 17.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

12.   You state on page 19 that your registered agent was issued 200,000 shares for services provided and to be provided. Please identify the registered agent and the basis on which the registered agent is a related person. See Item 404(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-557-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance